Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Clean Energy Fuels Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Clean Energy Fuels Corp. and subsidiaries of our report dated March 10, 2011, with respect to the consolidated balance sheets of Clean Energy Fuels Corp. and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010, annual report on Form 10-K of Clean Energy Fuels Corp. and subsidiaries.

Our report dated March 10, 2011, on the effectiveness of internal control over financial reporting as of December 31, 2010, contains an explanatory paragraph that states that management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of IMW Industries, Ltd. and Northstar (formerly Wyoming Northstar Incorporated, Southstar LLC, and M&S Rental LLC), which constituted 8.4% and 0.3% of total revenues during the year ended December 31, 2010, and 21.0% and 3.0% of total assets as of December 31, 2010, respectively. Our audit of internal control over financial reporting of Clean Energy Fuels Corp. and subsidiaries also did not include an evaluation of the internal control over financial reporting of IMW Industries, Ltd. and Northstar.

Our report dated March 10, 2011, refers to a change in the method of accounting for business combinations and to a change in the method of accounting for revenue recognition on transactions with multiple deliverables.

/s/ KPMG LLP

Los Angeles, California
January 4, 2012